January 18, 2007

Via U.S. Mail and Facsimile

Maurice Levy
Chief Executive Officer
Publicis Groupe S.A.
133 Avenue des Champs-Elysees
75008 Paris
France

RE:		Publicis Groupe S.A.
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated January 4, 2007
		File No. 1-14736

Dear Mr. Levy:

      We have reviewed your response letter dated January 4, 2007, and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We refer you to comment 2 of our letter dated December 2, 2006. Please expand your materiality analysis to discuss relevant qualitative factors as requested in the prior comment, including the impact the Syria-related work of HCLB, Publicis Graphics S.A.R.L. and
Saatchi & Saatchi Beirut SAL, may have upon your reputation and share value, and upon the value of your 25% interest in Saatchi & Saatchi
Beirut SAL. In this regard, we again note that Syria is identified by the U.S. as a state sponsor of terrorism and is subject to U.S. economic sanctions, and refer you to the investor sentiment evidenced by the legislative and other initiatives identified in our prior comment 2.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.




								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Russell Kelley
		General Counsel
		Publicis Groupe S.A.

		Robert Littlepage
		Division of Corporation Finance
Maurice Levy
Publicis Groupe S.A.
January 18, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE